Exhibit 16

April 30, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 9 of Form 10-K dated April 30, 2010, of Rio Holdings, Inc. and are in agreement with the statements contained in the first paragraph on page 45 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

     /s/ Ernst & Young